October 18, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Edwin Kim

Re:	Respect Your Universe, Inc.
Amendment No. 3 for Registration Statement on Form S-1
File No. 333-166171
Filed September 17, 2010

Ladies and Gentlemen:

This letter sets forth the responses of Respect Your Universe, Inc. ("Company") to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of October 1, 2010.

Responses:

1.
Our key consultant Exit 21 provides the Company with services related to product design and development, future product ordering and sourcing, and management advisory services. By contract they report to the Company’s Board of Directors, however, the Board has designated that duty to the Company’s Chief Executive Officer. Therefore, our CEO oversees Exit 21’s services and any related expenses. The Registration Statement has been revised to disclose the management of this consulting relationship.

2.
We will need to raise 7.65 million dollars over the course of the next three years to be able to fully implement our business plan. The Registration Statement has been revised to be consistent throughout as to this funding need.

3.	The Overview to the Description of Business has been revised to disclose that we are not currently selling our products and therefore not operational on that basis.

4.	We sold our prototype test products at a discount to the projected retail prices for our commercial products and the Description of Business has been revised to disclose this fact.

5.
We revised this statement to disclose that our women’s products are currently designed to the second prototype phase for fit (which means they will need further refinement to be commercially ready, i.e., third phase prototype or “sample stage” – all of the prototype phases are defined in the Registration Statement) and removed the disclosure that our women’s products are ready for production in October.

6.
The Product Marketing and Testing has been revise to include a discussion of the amounts he we have spent to date on our sponsorship and branding efforts, as well as estimated for costs for future UFC event and fighter sponsorships.  We did not remove the photos of some of our past event and fighter sponsorships as while they may not be responsive to the Staff’s prior comment, we believe they are a very informative component of the Registration Statement in general and beneficial to the reader.

7.
We have removed the statement that we project going from 100 to 4000 doors in our distribution plan. The phases at issue do correspond to the phases in our funding plan and a cross-reference is now in place (they are now called “Stages” so as not be confused with the three “Phases” of the prototypes).

8.
The Competition section of our business description has been revise to more fully describe our competitive position in the apparel industry in light of the fact that we are a start-up company and our competitors have longer operating histories and greater financial resources than us.

9.
The have added a section titled “Status of Exit 21 Consulting Relationship” that discusses our past due amounts owed to Exit 21, Exit 21’s rights to terminate their consulting agreement with us and what that would mean to the Company, as well as the current state of the relationship between the Company and Exit 21.

10.
Much like a lease commitment, the Company is recording the obligations arising from the Exit 21 consulting contract as an expense to the P&L when the monthly commitments are due and is including a footnote to the financials describing the future obligations.  In an effort to fully disclose the financial condition of the Company and the subsequent events at June 30th, we added a note stating that the July 31st payment of $68,286 which had come due after the June 30th cut-off was now delinquent.  Although the Company is in arrears, the contract is not in default. The Company will continue to accrue the expense according to the contract commitment schedule whether or not the cash payment has been made.

11.	We have removed our projections and included disclosed a timeframe of our funding needs by stages of our business plan and broken out the use of proceeds for each stage.

12.
Currently, the Company has no plans to issue notes or unregistered securities for any past due amounts owed to Exit 21. The risk factor addressing our potential liability to Exit 21 has been revised to include a discussion of these issues.

13.	The Registration Statement has been revised to disclose that all of our sales of common stock pursuant to Section 4(2) were made to sophisticated investors.

14.	The Registration Statement has been revised to provide in detail the nature of the management services provided by Mr. Wood and management consulting services provided by Mr. Pollack.

Very Truly Yours,

/s/ Kristian Andresen
Kristian Andresen
Chief Executive Officer
Respect Your Universe, Inc.